

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Rondell Fletcher
Treasurer
KollagenX Corp.
13949 Ramona Ave.
Chino, CA 91710

      Re: **KollagenX Corp.**
             Form 10-KT for the Fiscal Year Ended February 28, 2015
             Filed July 1, 2015
             File No. 0-54667

Dear Mr. Fletcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-KT for the Fiscal Year Ended February 28, 2015</u>

<u>General</u>

1.   Please amend your Form 10-KT in response to the following comments. The disclosure in your filings should reflect your current business, operations and most recent developments. Please avoid simply carrying forward disclosure from prior filings that may be outdated or no longer applicable. Please ensure that the amendment includes the entire periodic report and currently dated certifications that refer to the Form 10-KT/A.

2.   You indicate on the cover page that you have a class of common stock registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 that is registered on the "OTC QB" and a class of common stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. We note your filing of a Form 8-A on April 24, 2012 in connection with the registration of your common stock pursuant to Section 12(g) of the

Exchange Act. However, your reference to a class of common stock registered under Section 12(b) of the Exchange Act appears inappropriate. Please revise or advise.

3. We note that you checked the box on the cover page of your Form 10-KT to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Note About Forward-Looking Statements, page 3

4. We note your reference to the Private Securities Litigation Reform Act of 1995. Please revise your filing to eliminate the reference to the PSLRA as the provisions therein do not apply to statements made by penny stock issuers. Please refer to Section 21E of the Securities Exchange Act.

Item 1. Business

General

5. Please remove the reference to "Note 1" on page 3.

6. We note your disclosure on page 4 that "KollagenX Corp. is currently in the process of changing their fiscal year end, via Amendments to the Articles of Incorporation in the State of Nevada, to February 28." We also note your disclosure in Note 1 to your financial statements on page F-9. As it appears you have already changed your fiscal year, please update your disclosure.

7. Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

8. Please expand your disclosure on page 4 to clarify your reference to "twelve more products formulated and positioned, at the appropriate time, to be brought to market."

Competition, page 5

9. Please describe the company's competitive position in your industry and your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Manufacturing, Marketing and Sales, page 5

10. Please discuss in significantly more detail how you source your products.

11. Please provide the disclosure required in Item 101(h)(4)(ii) of Regulation S-K regarding the distribution methods of your products.

Risk Factors, page 6

12.   We note your reference on page 6 to "this Current Report on Form 8-K, including all Form 10 information." Please delete or update as necessary as your filing is on Form 10-KT.

The market price of our common stock may fluctuate significantly, page 8

13.   We note reference to "the Transaction and the Financing" on page 9 without any clarification of these defined terms. Please revise.

Trading of our common stock is limited and trading restrictions imposed on us . . . , page 9

14.   We note reference to your "common stock [being] quoted on the OTC Bulletin Board, or the OTCBB." We contrast this to a reference to the "OTC QB" on the cover page and on page 11. Please revise as appropriate.

Rule 144 will not be available for the outstanding shares . . . , page 9

15.   We note reference to "this report on Form 8-K" and "the Transaction" in this risk factor. Please revise as necessary.

Our management team, as in effect upon the consummation of the Transaction . . ., page 10

16.   Please clarify or revise your reference to the "Transaction."

Item 5. Market for Common Equity and Related Stockholder Matters, page 11

17.   Your reference to your common stock listed under the symbol "KFNX," rather than "KGNX," appears incorrect. Please revise.

Recent Sales of Unregistered Securities, page 12

18.   We contrast your disclosure on page 12 that "no unregistered securities were sold during the years ended February 28, 2014 and February 28, 2015" to your disclosure in Note 6 on page F-15 that 10,000,000 shares were issued on November 14, 2014. Please advise or revise.

Item 10. Directors, Executive Officer and Corporate Governance, page 17

19.   Please remove the "*" notation noted next to "Director" on page 17 for each of Messrs. Fletcher, Huerta and Melland, or advise.

20.   Please disclose when each director began his service as a director with the company.

21.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

22.   Please provide the disclosure required by Item 401(f) of Regulation S-K for each of your officers and directors.

23.   You disclose that Mr. Stifel resigned as Chief Financial Officer on May 12, 2015. However, we note that Mr. Stifel has signed Exhibits 31.2 and 32 as "CFO" and "Chief Financial Officer," respectively, with each signature dated June 30, 2015. Please advise.

24.   If Mr. Stifel did resign as Chief Financial Officer effective as of May 12, 2015, please explain to us why you did not disclose the foregoing resignation on a Current Report on Form 8-K. See General Instruction B.1. and Item 5.02 of Form 8-K.

Item 11. Executive Compensation, page 19

25.   Please disclose what compensation, if any, was paid to Mr. Stifel for his services as Chief Financial Officer in 2014 and 2015.

Item 12. Security Ownership of Certain Beneficial Owners . . ., page 20

26.   Please remove the parenthetical notations "(1)" next to "Name and Address of Beneficial Owner" and "Number of Shares Beneficially Owned" on page 20 as they do not appear to be connected to any footnote reference.

27.   Please revise your table to include the business, mailing or residential address of your beneficial holders.

28.   Please identify the person or persons who have voting or investment control over the shares of common stock owned by Eco Investment Properties, LLC.

Item 13. Certain Relationships and Related Transactions . . ., page 20

29.   Please disclose the interest rates on each of the loans listed under "Transactions with Related Persons."

Item 15. Exhibits, Financial Statements Schedules, page 21

30.   Please tell us where you have filed as an exhibit a complete copy of your articles of incorporation, including all amendments to date, in accordance with Regulation S-K Item 601(b)(3)(i).

Signatures, page 22

31.   The report should be signed by the registrant in the top section of the signature page and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors in the second section of the signature page. Your report appears to have been signed by only the registrant. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise your filing to include the signatures of your principal executive officer, principal financial officer and principal accounting officer or controller, along with a majority of your board members, in the second signature section of Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-4

32.   Please have your former auditor, L.L. Bradford & Company LLC, revise its audit opinion to remove references to the year ended February 28, 2013 since the applicable financial statements do not appear in your Form 10-KT for the fiscal year ended February 28, 2015. In this regard, please amend your Form 10-KT as appropriate.

Exhibit 32

33.   Please revise your Section 906 management certification to refer to the period ended February 28, 2015 rather than the period ended February 31, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rondell Fletcher
KollagenX Corp.
September 4, 2015
Page 6

      You may contact Dale Welcome at (202) 551-3865 or Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or Jay Ingram at (202) 551-3397 with any other questions.

        Sincerely,

        /s/ Melissa N. Rocha for

        John Cash
        Accounting Branch Chief
        Office of Manufacturing and Construction